OMB APPROVAL

OMB Number: 3235-0123

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65717



11018330

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__JANUARY 1, 2010_____AND ENDING___DECEMBER 31, 2010_____
  MM/DD/YY                                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

Old Greenwich Partners, LLC_____
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1456 Classic Oak Court_____
                                                        (No. and Street)

Jacksonville_____Florida_____32225_____
        (City)                              (state)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 David A. Quade_____(203) 653-3800_____
                                                          (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

3673 Quakerbridge Rd   PO Box 2555_____Hamilton Square_____NJ_____08690_____
    (Address)                              (City)          (state)        Zip Code)

CHECK ONE:
  [X] Certified Public Accountant
  [ ] Public Accountant
  [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91)        Potential persons who are to respond to the collection of information contained in this form are not required to
                       respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I _____David Quade_____ swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of _Old Greenwich Partners LLC_____ as

of _December 31_____ 20_ 10____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
Notary Public

JASON BRESCIA
Notary Public, State of Florida
Commission# DD856856
My comm. expires Jan. 29, 2013

Managing Principal
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
        solidation.
[X] (l) An Oath or Affirmation.
[X ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Old Greenwich Partners LLC

## FINANCIAL STATEMENTS

### AND

## SUPPLEMENTARY INFORMATION

### For the Year Ended

### December 31, 2010

# OLD GREENWICH PARTNERS, LLC

## FINANCIAL HIGHLIGHTS
December 31, 2010

|                            |     | 2010      |
| -------------------------- | --- | --------- |
| NET LOSS                   | $   | (15,970)  |
| NET WORTH                  |     | 29,060    |
| CASH AND CASH EQUIVALENTS  |     | 14,949    |
| CURRENT RATIO              |     | 112. : 1.0 |

**MICHAEL T. REMUS**

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ  08690

**Tel:** 609-540-1751
**Fax:** 609-228-3032

Independent Auditor's Report

Member
**Old Greenwich Partners, LLC**

I have audited the accompanying statement of financial condition of Old Greenwich Partners, LLC as of December 31, 2010, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in members' equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America.    Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Greenwich Partners, LLC as of December 31, 2010  and the results of its operations and its cash flows for the year then ended in conformity with  accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 8, 2011

## OLD GREENWICH PARTNERS, LLC
### STATEMENT OF FINANCIAL CONDITION
December 31, 2010

## ASSETS

| | | |
|---|---|---:|
| Current Assets | | |
| Cash and cash equivalents | $ | 14,949 |
| CRD deposit | | 167 |
| Prepaid expenses | | 1,727 |
| Total Current Assets | | 16,843 |
| Organization cost, net of amortization | | 12,367 |
| | | 12,367 |
| Total Assets | $ | 29,210 |

## LIABILITIES AND MEMBER EQUITY

| | | |
|---|---|---:|
| Current Liabilities | | |
| Accrued expenses | $ | 150 |
| Total Current Liabilities | | 150 |
| Total Liabilities | | 150 |
| Member Equity | | |
| Member Capital | | 37,000 |
| Member Equity | | (7,940) |
| | | 29,060 |
| Total Liabilities and Member Equity | $ | 29,210 |

The accompanying notes are an integral part of the financial statements.

## OLD GREENWICH PARTNERS, LLC
*STATEMENT OF OPERATIONS AND MEMBER EQUITY*
Year Ended December 31, 2010

REVENUES

| | | |
|---|---|---:|
| Revenues and fees | $ | - |
| | | 0 |

OPERATING EXPENSES

| | |
|---|---:|
| Rent and utilities | 2,400 |
| Telephone | 1,170 |
| Travel | 2,140 |
| Professional fees | 5,900 |
| Office expense | 1,532 |
| Regulatory & Filing Fees | 1,895 |
| Amortization | 933 |
| | 15,970 |

| | | |
|---|---|---:|
| Net Loss | | (15,970) |
| Member Equity - December 31, 2009 | | 130,031 |
| Less: Member withdrawals | | (85,000) |
| Member Equity - December 31, 2010 | $ | 29,061 |

The accompanying notes are an integral part of the financial statements.

# OLD GREENWICH PARTNERS, LLC
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF CREDITORS
### Year Ended December 31, 2010

| | |
|---|---|
| Subordinated Liabilities at December 31, 2009 | $ - |
| Increases | - |
| Decreases | - |
| Subordinated Liabilities at December 31, 2010 | $ - |

The accompanying notes are an integral part of the financial statements.

**OLD GREENWICH PARTNERS, LLC**
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2010

| | Member Capital | | Additional Paid-In Capital | Member Equity (Deficit) | Total |
|---|---|---|---|---|---|
| | Number of Shares | Amount | | | |
| Balance at December 31, 2009 | | $ 37,000 | $ - | $ 93,030 | $ 130,030 |
| Current year activity - Withdrawls | - | - | - | (85,000) | (85,000) |
| Net Loss | - | - | - | (15,970) | (15,970) |
| Balance at December 31, 2010 | | $ 37,000 | $ - | $ (7,940) | $ 29,060 |

The accompanying notes are an integral part of the financial statements.

# OLD GREENWICH PARTNERS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

## CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net Loss | $ | (15,970) |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities: | | |
| Amortization | | 933 |
| (Increase) Decrease in: | | |
|    Accounts receivable | | 100,000 |
|    Prepaid expenses | | (180) |
|    Deposit | | (168) |
| Increase (Decrease) in: | | |
|    Accounts payable and accrued expenses | | (325) |
| Net cash provided by operating activities | | 84,290 |
| **Cash Flows From Investing Activities** | | - |
| **Cash Flows From Financing Activities** | | |
|    Member withdrawls | | (85,000) |
| Net cash used in financing activities | | (85,000) |
| Net increase in cash | | (710) |
| Cash and cash equivalents at Beginning of Year | | 15,659 |
| Cash and cash equivalents at End of Year | $ | 14,949 |
| Supplemental Disclosures | | |
|    Cash paid for income taxes | $ | - |
|    Cash paid for interest | | - |

The accompanying notes are an integral part of the financial statements.

NOTE 1.  NATURE OF BUSINESS

Old Greenwich Partners, LLC (the Company) formerly known as Kelbra Securities, LLC was organized in the State of Connecticut on March 5, 2009. The Company is a broker-dealer and financial advisor to entities seeking to raise capital. The Company is registered with the SEC and is a member of FINRA..

NOTE 2.  SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Member is taxed individually on the Company's earnings (if any).

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. There were no accounts receivable at December 31, 2010.

Revenue Recognition

The Company recognizes revenue from advisory fees in the period earned, that is when the transaction has been completed or advisory services delivered.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through February 8, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income"* ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

Note 3.  Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $14,799., which was $9,799. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .01 to 1.

Note 4.    Fair Value of Financial Instruments:

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 5.    Related Party Transactions:

The Company paid rent to its managing principal in the amount of $2,400.

Note 6.    Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934


As of December 31, 2010

# MICHAEL T. REMUS

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-228-3032

Independent Auditors Report on
Internal Accounting Control

Members
**Old Greenwich Partners, LLC**

I have audited the financial statements of Old Greenwich Partners, LLC as of December 31, 2010 and have issued my report thereon dated February 8, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 8, 2011

# OLD GREENWICH PARTNERS, LLC

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
## PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

### As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, Old Greenwich Partners, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2010 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

## OLD GREENWICH PARTNERS, LLC

## COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
### Year Ended December 31, 2010

NET CAPITAL

| | | |
|---|---|---:|
| Capital contributed | $ | 37,000 |
| Additional Paid-In Capital | | - |
| Member equity (deficit) | | (7,940) |
| Total Credits | | 29,060 |

Debits

| | | |
|---|---|---:|
| Receivables to non-customers | | - |
| Organization costs | | 14,261 |
| Total Debits | | 14,261 |
| NET CAPITAL | $ | 14,799 |

CAPITAL REQUIREMENTS

| | | |
|---|---|---:|
| 6 2/3 % of aggregate indebtedness | | 100 |
| Minimum capital requirement | | 5,000 |
| Net capital in excess of requirements | $ | 9,799 |
| Ratio of Aggregate Indebtedness to Net Capital | | .01 to 1 |

The accompanying notes are an integral part of the financial statements.

# OLD GREENWICH PARTNERS, LLC

## COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
### Year Ended December 31, 2010

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2010)

| | | |
|---|---|---|
| Net Capital, as reported in Company's Part II unaudited Focus Report | $ | 14,799 |
| Net Capital, per above | | 14,799 |
| Difference | $ | - |

| | Per Focus Report | Adjustments | Per Audit |
|---|---|---|---|
| Members' Equity and Net Capital | $ - | $ - | $ - |
| Deductions and / or charges | | | |
| | $ - | $ - | $ - |

The accompanying notes are an integral part of the financial statements.

# OLD GREENWICH PARTNERS, LLC

## SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

| | | |
|---|---|---|
| Accrued expenses and accounts payable | $ | 150 |
| Total Aggregate Indebtedness | $ | 150 |

The accompanying notes are an integral part of the financial statements.

# OLD GREENWICH PARTNERS, LLC

## RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
## OF FINANCIAL CONDITION

## FISCAL YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Old Greenwich Partners, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

# MICHAEL T. REMUS

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-228-3032

## OLD GREENWICH PARTNERS, LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Old Greenwich Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Old Greenwich Partners, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Old Greenwich Partners, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 8, 2011

# OLD GREENWICH PARTNERS, LLC
## SIPC Transitional Assessment Reconcilaition
### Decenber 31, 2010

General Assessment Calculation

| | |
|---|---:|
| Total Revenue | $ - |
| Rate | 0.0025 |
| General Assessment Due | 0.00 |
| Less Payments:  SIPC 6 | 0.00 |
| Plus: Interest | |
| Remaining Assessment Due | 0.00 |
| Paid with SIPC 7 | 0.00 |
| Balance Due | 0.00 |